Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2003	2002

Income from continuing operations before income taxes	$282	$331
Adjustments:
Loss from equity investee	1	1

Income from continuing operations before income taxes, as adjusted	$283	$332

Fixed charges included in income:
Interest expense	$28	$30
Interest portion of rental expense	13	16

	41	46
Interest credited to contractholders	256	264

	$297	$310

Income available for fixed charges (including interest
credited to contractholders)	$580	$642

Income available for fixed charges (excluding interest
credited to contractholders)	$324	$378

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	2.0	2.1

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	7.9	8.2